SECOND AMENDMENT DATED AS OF JANUARY 31, 2002 TO CREDIT AGREEMENT DATED AS OF April 25, 2001

        This Second Amendment dated as of January 31, 2002 to Credit Agreement dated as of April 25, 2001 (this “Amendment”) is made by and among NEW HORIZONS WORLDWIDE, INC., a Delaware corporation (the “Company”), the lenders parties hereto (the “Banks”), and BANK OF AMERICA, N.A., as letter of credit issuing bank and as agent for the Banks (in its capacity as agent, together with any successors and assigns, the “Agent”). Terms used but not defined herein have the meanings specified in the Credit Agreement referenced below.

W I T N E S S E T H:

        WHEREAS, the Company, the Banks, the Issuing Bank and the Agent are parties to that certain Credit Agreement dated as of April 25, 2001 (as amended or modified and in effect on the date hereof, the “Credit Agreement”) pursuant to which the Banks have made Loans (the “Outstanding Loans”) and the Issuing Bank has issued Letters of Credit (the “Outstanding Letters of Credit”);

        WHEREAS, as of January 31, 2002, the aggregate unpaid principal amount of the Outstanding Loans is $25,300,000 and the aggregate undrawn amount of the Outstanding Letters of Credit is $760,000;

        WHEREAS, the Company has requested that the Banks, the Issuing Bank and the Agent agree to amend or modify the Credit Agreement so as to, among other things, (i) convert a portion of the Outstanding Loans to Term Loans with the balance of the Outstanding Loans to continue as Revolving Loans, (ii) provide for mandatory prepayments of the Term Loans and Revolving Loans, (iii) change the interest rate applicable to the Loans, (iv) provide for the issuance of Subordinated Debt, (v) revise the conditions regarding permitted Acquisitions, (vi) change various financial covenants, (vii) waive certain breakage costs in connection with the conversion of the Outstanding Loans to Base Rate Loans, (viii) waive non-compliance as of December 31, 2001 with the Fixed Charge Coverage Ratio, and (ix) make certain other changes to the Credit Agreement, all as more fully hereinafter set forth; and

        WHEREAS, the Agent, the Banks and the Issuing Bank are willing to amend and modify the Credit Agreement, subject to the terms and conditions contained herein.

        NOW, THEREFORE, in consideration of the premises, the mutual covenants herein contained and other good and valuable consideration (the receipt, adequacy and sufficiency of which are hereby acknowledged), the parties hereto, intending legally to be bound, hereby agree as follows:

SECTION 1

AMENDMENTS TO THE CREDIT AGREEMENT

       Section 1 of the Credit Agreement is hereby amended so that the definition of "Applicable Margin" shall read in its entirety as follows:

“Applicable Margin” (or “Applicable Commitment Fee Rate” in the case of the commitment fee pursuant to Section 2.10) means:
(a) prior to the Subordinated Debt Issuance Date, the following amounts per annum, based upon the Leverage Ratio as set forth in the most recent Compliance Certificate received by the Agent pursuant to subsection 7.2(a):

Prior to the Subordinated Debt Issuance Date
Pricing Level	Leverage Ratio (“LR”)	Applicable Commitment Fee Rate	Applicable Margin for LIBO Rate Loans and Letters of Credit	Applicable Margin for Base Rate Loans
V	LR > 2.25:1	0.50%
IV	LR > 1.75:1 but < 2.25:1	0.50%	3.75%	2.125%
III	LR > 1.25:1 but < 1.75:1	0.50%	3.25%	1.625%
II	LR < 1.25:1 but > 1.00:1	0.50%	2.75%	1.00%
I	LR < 1.00:1	0.50%	2.50%	0.75%

and (b) after the Subordinated Debt Issuance Date, the following rates per annum based on the Leverage Ratio as set forth in the most recent Compliance Certificate received by the Agent pursuant to such subsection 7.2(a):

After the Subordinated Debt Issuance Date
Pricing Level	Leverage Ratio (“LR”)	Applicable Commitment Fee Rate	Applicable Margin for LIBO Rate Loans and Letters of Credit	Applicable Margin for Base Rate Loans
V	LR > 2.25:1	0.50%	3.25%	1.625%
IV	LR > 1.75:1 but < 2.25:1	0.50%	3.00%	1.375%
III	LR > 1.25:1 but < 1.75:1	0.50%	2.75%	1.125%
II	LR < 1.25:1 but > 1.00:1	0.50%	2.25%	0.50%
I	LR < 1.00:1	0.50%	1.75%	0.00%

        The Applicable Margin, or the Applicable Commitment Fee Rate, as the case may be, shall be in effect from the date the most recent Compliance Certificate is received by the Agent to but excluding the date the next Compliance Certificate is received; provided, however, that if the Company fails to timely deliver the next Compliance Certificate, the Applicable Margin, or the Applicable Commitment Fee, as the case may be, from the date such Compliance Certificate was due to but excluding the date such Compliance Certificate is received by the Agent shall be that indicated for the Pricing Level IV set forth in the above table, and, thereafter, the Pricing Level indicated by such Compliance Certificate when received.

Notwithstanding the foregoing, subject to the provisions of Section 2.9(c), during the period from the Second Amendment Closing Date to the EBITDA Compliance Date or the Subordinated Debt Issuance Date, whichever occurs first, all Loans shall be Base Rate Loans and the Applicable Margin shall be 1.5% per annum.

       Section 1 of the Credit Agreement is hereby further amended so that the definition of “Borrowing” shall read in its entirety as follows:

        “Borrowing” means a borrowing hereunder consisting of Revolving Loans of the same Type made to the Company on the same day by the Banks under Article II, and (other than in the case of Base Rate Loans) having the same Interest Period.

       Section 1 of the Credit Agreement is further amended by deleting the definition of “Calculation Period”.

       Section 1 of the Credit Agreement is hereby further amended so that the definition of “Commitment” shall read in its entirety as follows:

        “Commitment” means, as to any Bank, such Bank’s Pro Rata Share of the Total Commitment, as the same may be reduced pursuant to Section 2.5 or 2.7 or reduced or increased as a result of one or more assignments pursuant to Section 12.8.

        Section 1 of the Credit Agreement is hereby further amended by adding thereto a definition of “Consolidated Accounts Receivable” as follows:

        “Consolidated Accounts Receivable” means, at any determination date, the consolidated accounts receivable of the Company and its Subsidiaries as shown on the Company’s consolidated balance sheet; it being understood that as of any determination date, accounts receivable shall be determined as of the end of the calendar month immediately preceding such determination date, except in the case where such determination date occurs on or before the 15th day of a month, in which case the accounts receivable shall be determined as of the end of the month which is the second preceding month before the month in which such determination date occurs.

        Section 1 of the Credit Agreement is hereby further amended so that the definition of “Consolidated Fixed Charges” shall read in its entirety, as follows:

        “Consolidated Fixed Charges” means, for any period, the sum of the following (without duplication): (i) Consolidated Interest Charges paid or required to be paid in cash for such period (excluding amounts paid from the Subordinated Debt Interest Escrow); (ii) income and franchise taxes paid or required to be paid in cash by the Company and its Subsidiaries on a consolidated basis during such period; (iii) all scheduled payments of principal made or required to be made with respect to all Indebtedness (including the principal portion of Capital Leases) of the Company and its Subsidiaries on a consolidated basis during such period; (iv) Consolidated Rental Expenses for such period; (v) all Earnout Payments made or required to be made in cash by the Company and its Subsidiaries during such period; and (vi) all Restricted Payments under Section 8.10(c) made or required to be made by the Company and its Subsidiaries on a consolidated basis during such period.

       Section 1 of the Credit Agreement is hereby further amended so that the definition of “Consolidated Indebtedness to Consolidated Adjusted EBITDA Ratio” shall read in its entirety as follows:

“Consolidated Indebtedness to Consolidated Adjusted EBITDA Ratio” (or “Leverage Ratio”) means, as of any date of determination, the ratio of (a) Consolidated Indebtedness as of such date (exclusive of Guaranty Obligations of the Company incurred in the ordinary course of business for the amount payable by its Subsidiaries under leases to the extent of the payment guaranteed), less the amount by which the Company’s unrestricted cash and cash equivalents (including the Subordinated Debt Interest Escrow) exceeds $4,000,000, to (b) Consolidated Adjusted EBITDA for the period of the four consecutive fiscal quarters most recently then ended.

       Section 1 of the Credit Agreement is hereby further amended by adding a definition of “EBITDA Compliance Date” as follows:

        “EBITDA Compliance Date” means the date, if any, after January 31, 2002 on which the Consolidated Adjusted EBITDA shall exceed $4,000,000 (or $5,000,000 for purposes of the definition of Eligible Acquisition) for two consecutive fiscal quarters, as evidenced by a duly executed Compliance Certificate received by the Agent.

        Section 1 of the Credit Agreement is hereby further amended so that the definition of “Eligible Acquisition” shall read in its entirety as follows:

“Eligible Acquisition” means an Acquisition which meets each of the following conditions:

(i) the prior, effective written consent or approval to such Acquisition of the board of directors or equivalent governing body of the Acquired Business is obtained;

        (ii)  b   the Acquired Business represents a line of business substantially the same, similar or, subject to Section 8.12, complimentary to the lines of business carried on by the Company and its Subsidiaries on the date hereof;

        (iii)    for the period of 12 consecutive calendar months prior to such Acquisition, the EBIT of the Acquired Business, as adjusted by the Acquisition Adjustments (defined below), shall have been positive;

        (iv)     the capitalization of such Acquisition (including earnouts or similar provisions) shall be acceptable to the Agent and the Required Banks, it being understood that in any event (i) the debt component of the aggregate consideration for such Acquisition shall not exceed 3.0 times the EBIT of the Acquired Business, as adjusted by the Acquisition Adjustments, for the 12-month period immediately preceding the date of such Acquisition, and (ii) the Acquisition Adjustments shall be acceptable to the Agent and the Required Banks;

        (v)      such Acquisition shall have been funded exclusively with the proceeds of equity or Subordinated Debt issued after January 31, 2002, it being understood that in no event shall such Acquisition be funded with the proceeds of Loans hereunder or from operations of the Company and its Subsidiaries;

        (vi)     immediately before and after giving effect to such Acquisition, (a) no Default or Event of Default shall exist, (b) the financial tests set forth in Article IX, determined on a pro forma basis, shall not exceed the limits specified in Article IX; (c) the aggregate unused Total Revolving Commitment (together with all unrestricted cash and cash equivalents of the Company on a consolidated basis) shall not be less than $5,000,000; and (d) the Leverage Ratio, as determined on a pro forma basis, shall be 25 basis points below the maximum Leverage Ratio permitted in Section 9.2;

        (vii)    in respect of all Eligible Acquisitions, during any period of 12 consecutive months, neither the cash consideration shall exceed $10,000,000 nor shall the aggregate consideration exceed $20,000,000;

        (viii)   such Acquisition shall have been consummated after the occurrence of both the EBITDA Compliance Date and the Subordinated Debt Issuance Date, unless the Required Banks shall have otherwise consented; and

        (ix)    the Company shall have delivered to the Agent a certificate of the president or chief financial officer of the Company to the effect of the matters set forth in clauses (i) through (viii) above (it being understood that such certificate shall include reasonable calculations supporting the matters set forth therein).

For purposes of the foregoing, the following adjustments shall be made, but in all cases subject to the approval of the Agent (collectively, “Acquisition Adjustments” and each, an “Acquisition Adjustment”): (a) such Acquisition shall be deemed to have been consummated on the first day of the most recently ended period of 12 consecutive months for which financial statements have been or are required to have been delivered to the Agent and the Banks pursuant to Section 7.1, (b) the Leverage Ratio shall include all Indebtedness incurred in connection with or resulting from such Acquisition, and (c) all pro forma determinations or calculations shall be based upon and derived from financial information for the period of 12 consecutive months most recently ended on or prior to the date of the financial statements most recently furnished to the Agent, adjusted by the estimated amount of cost savings, nonrecurring revenues and expenditures (including cost savings, nonrecurring revenues and expenditures arising from any Disposition) and other adjustments with respect to the related Acquired Business, as provided by the Company.

       Section 1 of the Credit Agreement is hereby further amended by adding thereto a definition of “Excess Cash Flow” as follows:

        “Excess Cash Flow” means, for any period (i) Consolidated Adjusted EBITDA, less (ii) the sum of Consolidated Interest Charges, all payments of principal made or required to be made with respect to all Indebtedness (other than prepayments representing Net Cash Proceeds of the Santa Ana Property and payments of the Revolving Loans), Consolidated Capital Expenditures, taxes paid in cash, and positive changes in Consolidated Working Capital. For purposes hereof, “Consolidated Working Capital” means Consolidated Accounts Receivable plus the Company’s consolidated inventory less the Company’s consolidated accounts payable (including accounts payable to franchisees).

        Section 1 of the Credit Agreement is hereby further amended so that the definition of “Interest Period” shall read in its entirety as follows:

        “Interest Period” means as to any LIBO Rate Loan, the period commencing on the Borrowing Date of such Loan or on the Conversion/Continuation Date on which the Loan is converted into or continued as a LIBO Rate Loan, and ending on the date one, two three or six months thereafter (and any other period that is 12 months or less and is consented to by the Required Banks in the given instance) as selected by the Company in its Notice of Borrowing or Notice of Conversion/Continuation;

provided that:

        (i)   if any Interest Period would otherwise end on a day that is not a Business Day, that Interest Period shall be extended to the following Business Day unless, in the case of a LIBO Rate Loan, the result of such extension would be to carry such Interest Period into another calendar month, in which event such Interest Period shall end on the preceding Business Day;

        (ii)   any Interest Period pertaining to a LIBO Rate Loan that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period; and

(iii) no Interest Period for any Term Loan shall extend beyond the Term Loan Maturity Date and no Interest Period for any Revolving Loan shall extend beyond the Revolving Termination Date.

        Section 1 of the Credit Agreement is hereby further amended so that the definition of “L/C Commitment” shall read in its entirety as follows:

        “L/C Commitment” means the commitment of the Issuing Bank to Issue, and the commitment of the Banks severally to participate in, Letters of Credit (including the Existing Bank of America Letters of Credit) from time to time Issued or outstanding under Article III, in an aggregate amount not to exceed $2,000,000, as the same shall be reduced as a result of a reduction in the L/C Commitment pursuant to Section 2.5 or 2.7; it being understood that the L/C Commitment is a part of the Total Revolving Commitment, rather than a separate, independent commitment. In no event shall the L/C Commitment exceed the Total Revolving Commitment.

        Section 1 of the Credit Agreement is hereby further amended so that the definition of “Loan” shall read in its entirety as follows:

        “Loan” means an extension of credit by a Bank to the Company under Article II or Article III in the form of a Revolving Loan or L/C Advance. The term “Loan” includes both Revolving Loans and Term Loans. A Loan (whether a Revolving Loan or a Term Loan) may be either a Base Rate Loan or a LIBO Rate Loan (each a “Type” of Loan).

        Section 1 of the Credit Agreement is hereby further amended so that the definition of “Notice of Borrowing” shall read in its entirety as follows:

        “Notice of Borrowing” means a notice in substantially the form of Exhibit A, it being understood that the Notice of Borrowing applies only to Revolving Loans and that each reference therein to Total Commitment shall be deemed to refer to the Total Revolving Commitment.

        Section 1 of the Credit Agreement is hereby further amended so that the definition of “Revolving Loan” and “Revolving Termination Date” shall read in its entirety as follows:

“Revolving Loan” has the meaning specified in Section 2.1.

        “Revolving Termination Date” means the earlier to occur of: (a) January 31, 2004 (or, if the Subordinated Debt Issuance Date shall have theretofore occurred, January 31, 2005), and (b) the date on which the Revolving Commitments terminate in accordance with the provisions of this Agreement.

        Section 1 of the Credit Agreement is amended so that the definition of Santa Ana Property shall read in its entirety as follows:

“Santa Ana Property” means the property of the Company and/or its Subsidiaries in Santa Ana, California.

        Section 1 of the Credit Agreement is amended by adding a definition of "Second Amendment Closing Date" as follows:

“Second Amendment Closing Date” means the date the Second Amendment dated as of January 31, 2002 to this Agreement shall become effective pursuant to Section 4 of such Amendment.

        Section 1 of the Credit Agreement is amended by adding the following after the definition of “Secured Obligations”:

Without limitation of the foregoing, “Secured Obligations” shall include all Term Loans and all Revolving Loans.

        Section 1 of the Credit Agreement is hereby further amended by adding thereto a definition of “Subordinated Debt” as follows:

“Subordinated Debt” means Indebtedness of the Company which meets each of the following conditions:

        (i)     it is subordinated in priority of payment to the Obligations as follows: (a) in the case of bankruptcy or insolvency, it provides for the payment in full of all Obligations before any payment of the Subordinated Debt, (b) in the case of a payment default with respect to the Obligations, it provides for an absolute indefinite payment blockage with respect to the Subordinated Debt until the default in respect of the Obligations is cured, waived or ceases to exist, and (c) in the case of a non-payment default with respect to the Obligations, it provides for the payment blockage of the Subordinated Debt until the date which is the earliest of 180 days after the commencement of such blockage, or upon which such default has been cured, waived or ceases to exist (with 2 such payment blockages permitted per year unless the Agent shall otherwise consent);

(ii) it is unsecured;

(iii) it has a final stated maturity date which occurs after January 31, 2007;

        (iv)    it does not require any regularly scheduled reduction or reductions in the principal amount outstanding on or before the Revolving Termination Date, either through any scheduled repayment, mandatory prepayment, redemption or repurchase requirement;

        (v)     it provides for the payment of interest (not in excess of 12% per annum including so called PIK interest) payable not more frequently than quarterly, it being understood that at the closing thereof, an amount of cash equal to the accrual of interest (other than interest payable through so-called PIK notes) for 365 days on the Subordinated Debt then being issued shall be set aside in an interest bearing escrow account maintained with the Agent (the amount so set aside being herein called the “Subordinated Debt Escrowed Interest”);

(vi it contains financial covenants which are less stringent on the Company than the financial covenants contained in this Agreement;

(vii) it contains other terms and provisions (including a 180 standstill period), all of which shall be acceptable to the Agent.

       Section 1 of the Credit Agreement is further amended by adding definitions of “Subordinated Debt Escrowed Interest” and “Subordinated Debt Issuance Date” as follows:

“Subordinated Debt Issuance Date” means the date (if any) on which on or after January 31, 2002 the Company shall receive not less than $10,000,000 from the issuance of Subordinated Debt.

“Subordinated Debt Escrowed Interest” has the meaning specified in the definition of “Subordinated Debt”.

       Section 1 of the Credit Agreement is hereby further amended by adding the definitions of “Term Commitment”, “Term Loan”, and “Term Loan Maturity Date”, as follows:

“Term Commitment” has the meaning specified in Section 2.1.

“Term Loan” has the meaning specified in Section 2.1.

        “Term Loan Maturity Date” means the earlier to occur of (i) January 31, 2004 (or, if the Subordinated Debt Issuance Date shall have theretofore occurred, January 31, 2005), and (ii) the date on which the Loans become due pursuant to Section 10.2 of this Agreement.

        Section 1 of the Credit Agreement is amended by adding a definition of “Total Revolving Commitment” as follows:

“Total Revolving Commitment” has the meaning assigned thereto in Section 2.1.

        Section 1 of the Credit Agreement is amended so that the definition of “Total Commitment” shall read in its entirety as follows:

“Total Commitment” means collectively, the Term Commitments and the Revolving Commitments.

        Section 1 of the Credit Agreement is further amended so that the definition of “Type” shall read in is entirety as follows:

“Type” has the meaning specified in the definition of Loan.

       Section 2.1 of the Credit Agreement is hereby amended to read in its entirety as follows:

2.1 Amounts and Terms of Commitments.

       (a)   The Term Credit. Each Bank severally agrees, on the terms and conditions set forth herein, to make a single loan to the Company (each such loan, a “Term Loan”) on the Second Amendment Closing Date in an amount (each such loan, a “Term Loan”) not to exceed such Bank’s Pro Rata Share of $25,000,000 (such amount as to each Bank, the Bank’s “Term Commitment”). Amounts borrowed as Term Loans which are repaid or prepaid by the Company may not be reborrowed.

       (b)   The Revolving Credit. Each Bank severally agrees, on the terms and conditions set forth herein, to make loans to the Company (each such loan, a “Revolving Loan”) from time to time on any Business Day during the period from the Closing Date to the Revolving Termination Date, in an aggregate amount not to exceed at any time outstanding the amount set forth on Schedule 1 (such amount as the same may be reduced pursuant to Section 2.5 or 2.7 or as a result of one or more assignments under Section 12.8, the Bank’s “Revolving Commitment”); provided, however, that

        (i)   after giving effect to any Borrowing of Revolving Loans, the Effective Amount of all Revolving Loans plus the Effective Amount of all L/C Obligations, shall not at any time exceed the lesser of (x) $5,000,000 (such amount, as the same may be reduced pursuant to Section 2.5 or 2.7 being herein called, the “Total Revolving Commitment”) and (y) an amount equal to 15% of Consolidated Accounts Receivable; and

        (ii)   the Effective Amount of the Revolving Loans of any Bank plus the participation of such Bank in the Effective Amount of all L/C Obligations shall not at any time exceed such Bank’s Pro Rata Share of the Total Revolving Commitment.

        Within the limits of each Bank’s Revolving Commitment, and subject to the other terms and conditions hereof, the Company may borrow under this Section 2.1(b), prepay under Section 2.6, and reborrow under this Section 2.1(b).

        Section 2.4 of the Credit Agreement (relating to Conversion and Continuation Elections) is amended by (i) substituting “Loans” for “Revolving Loans” wherever such term appears, and (ii) adding thereto subsection (g) as follows:

        (g)   “Notwithstanding any provision herein to the contrary, (i) during the period from the Second Amendment Closing Date to the EBITDA Compliance Date or the Subordinated Date Issuance Date, whichever occurs first, all Loans shall be Base Rate Loans and the Company shall have no right to elect LIBO Rate Loans, and (ii) the Company agrees that it will select Interest Periods of Term Loans so that the aggregate principal amount of Term Loans represented by Base Rate Loans or by LIBO Rate Loans having Interest Periods that will expire on or before any scheduled principal payment date shall equal or exceed the amount of principal due on such date, it being understood that the failure of the Company to do so shall not relieve it of any obligation under Section 4.4.

       Section 2.5 of the Credit Agreement is hereby amended to read in its entirety as follows:

        2.5   Voluntary Termination or Reduction of Commitments. The Company may, upon not less than five Business Days’ prior notice to the Agent, terminate the Total Revolving Commitment, or permanently reduce the Total Revolving Commitment (or the L/C Commitment) by an aggregate minimum amount of $1,000,000 or any multiple of $250,000 in excess thereof; unless, after giving effect thereto and to any prepayments of Loans made on the effective date thereof, (a) the Effective Amount of all Revolving Loans and L/C Obligations together would exceed the amount of the Total Revolving Commitment then in effect, or (b) the Effective Amount of all L/C Obligations then outstanding would exceed the L/C Commitment. Once reduced in accordance with this Section, the Total Revolving Commitment may not be increased. Any reduction of the Total Revolving Commitment shall be applied to each Bank according to its Pro Rata Share. If and to the extent specified by the Company in the notice to the Agent, some or all of the reduction in the Total Revolving Commitment shall be applied to reduce the L/C Commitment. All accrued Commitment Fees and letter of credit fees to, but not including, the effective date of any reduction or termination of Total Revolving Commitment, shall be paid on the effective date of such reduction or termination.

        Section 2.6 of the Credit Agreement (relating to optional prepayments) is hereby amended by (i) substituting “$250,000” for “$1,000,000” and “$500,000” respectively and (ii) adding the following at the end of such section:

        The optional prepayment provisions of this Section shall apply to both Revolving Loans and Term Loans in such order as the Company shall specify, it being understood, however, that (subject to Section 2.12(d)) any prepayment of the Term Loans shall be in the inverse order of maturity.

       Section 2.7 of the Credit Agreement is hereby amended to read in its entirety as follows:

2.7 Mandatory Prepayments.

       (a)   Dispositions. If the Company or any Subsidiary shall at any time or from time to time make or agree to make a Disposition (other than Dispositions permitted under Section 8.2(a), (b), (c), (f) and (g)) or shall suffer an Event of Loss, then (i) the Company shall promptly notify the Agent of such proposed Disposition (including the Santa Ana Property) or suffered Event of Loss (including the amount of the estimated Net Cash Proceeds to be received by the Company or such Subsidiary in respect thereof) and (ii) within three Business Days of the receipt by the Company or the Subsidiary of the Net Cash Proceeds of such Disposition or Event of Loss, the Company shall make a mandatory prepayment of the Loans in an amount equal to 100% of the amount of such Net Cash Proceeds.

       (b)   Debt Issuance. If the Company or any Subsidiary shall issue any Indebtedness (other than $10,000,000 of Subordinated Debt permitted under Section 8.5(h)), the Company shall promptly notify Agent of the estimated Net Cash Proceeds to be received by the Company or such Subsidiary in respect thereof. Within three Business Days of the receipt by the Company or such Subsidiary of the Net Cash Proceeds of such issuance, the Company shall make a mandatory prepayment of the Loans in an amount equal to 100% of the amount of such Net Cash Proceeds; provided that to the extent the Company or any Subsidiary shall issue any Subordinated Debt the Net Cash Proceeds of which (together with any Net Cash Proceeds of any Equity Issuance pursuant to Section 2.7(c) below) shall exceed $10,000,000 then the prepayment in respect of such issue shall be limited to 50% of the Net Cash Proceeds in excess of $10,000,000 (except to the extent that the proceeds thereof are concurrently used to fund an Eligible Acquisition in which event no prepayment shall be required from such proceeds).

       (c)   Equity Issuance. If the Company or any Subsidiary shall make any Equity Issuance after January 31, 2002, the Company shall promptly notify the Agent of the estimated Net Cash Proceeds to be received by the Company or such Subsidiary in respect thereof. Within three Business Days of the receipt by the Company or such Subsidiary of the Net Cash Proceeds of such issuance, the Company shall make a mandatory prepayment of the Loans in an amount equal to 100% of the amount of such Net Cash Proceeds; provided that to the extent the Company or any Subsidiary shall make any Equity Issuance the Net Cash Proceeds of which (together with any Net Cash Proceeds of any issuance of Subordinated Debt pursuant to Section 2.7(b) above) shall exceed $10,000,000, then the prepayment in respect of such Equity Issuance shall be limited to 50% of the Net Cash Proceeds in excess of $10,000,000 (except to the extent that the proceeds thereof are concurrently used to fund an Eligible Acquisition in which event no prepayment shall be required from such proceeds).

       (d)   Excess L/C Exposure. If on any date the Effective Amount of L/C Obligations exceeds the L/C Commitment, the Company shall Cash Collateralize on such date the outstanding Letters of Credit in an amount equal to the excess of the maximum amount then available to be drawn under the Letters of Credit over the L/C Commitment.

       (e)  Excess Cash Flow. As soon as the necessary financial information is available to determine the amount, if any, of Excess Cash Flow generated by the Company and its Subsidiaries during the then-preceding fiscal year, but not later than each March 31, beginning March 31, 2003, the Company shall prepay the Loans in an amount equal to 50% of such Excess Cash Flow, if any, for the then-preceding fiscal year of the Company, provided that no prepayment pursuant to this Section 2.7(e) shall be required if the Leverage Ratio (determined so that the numerator shall be exclusive of Subordinated Debt) is less than 1.25:1.

       (f)  Excess Revolving Exposure. If on any date (after giving effect to any Cash Collateralization made on such date pursuant to subsection 2.7(d)), the Effective Amount of all Revolving Loans then outstanding plus the Effective Amount of all L/C Obligations exceeds the Total Revolving Commitment (whether because of a reduction of the Total Revolving Commitment pursuant to Section 2.1 or this Section 2.7 or otherwise), the Company shall immediately, and without notice or demand, prepay the outstanding principal amount of the Revolving Loans and L/C Advances by an amount equal to the applicable excess.

       (g)   Applications. Each payment of the Loans and each reduction of the Commitments shall be applied to each Bank according to its Pro Rata Share. Any prepayments pursuant to this Section 2.7 shall be applied first to the Term Loans in the inverse order of maturity (subject to Section 2.12(d)) until the Term Loans have been repaid in full, and then to the Revolving Loans (it being understood that subject to the foregoing, Base Rate Loans shall be repaid before LIBO Rate Loans and that LIBO Rate Loans with the shortest Interest Periods shall be repaid prior to the repayment of other LIBO Rate Loans). The Company shall pay, together with each prepayment under this Section 2.7, accrued interest on the amount prepaid and any amounts required pursuant to Section 4.4.

       Section 2.8 of the Credit Agreement is hereby amended to read in its entirety as follows:

Section 2.8 Repayment.

       (a)   The Term Credit. The Company agrees that on (or within 45 days before) the last Business Day of each fiscal quarter (each, a “Principal Payment Date”) set forth below, the Company shall make a principal payment on the Term Loans in an amount equal to the amount applicable to such Principal Payment Date, as follows:

Quarter Ended	Principal Payment
3/31/02	N/A
6/30/02	$250,000
9/30/02 through 3/31/03	$500,000
6/30/03 and each quarter thereafter	$1,000,000

The Company agrees that on the Term Loan Maturity Date it will repay in full the aggregate principal amount of the Term Loans (if any) then outstanding.

(b) The Revolving Credit. The Company agrees that on the Revolving Termination Date it will repay in full the aggregate principal amount of the Revolving Loans (if any) then outstanding.

        Section 2.9 of the Credit Agreement is amended by adding subsection (e) thereto as follows:

        (e)   Notwithstanding the foregoing, subject to the provisions of Section 2.9(c), during the period from the Second Amendment Closing Date to the EBITDA Compliance Date or the Subordinated Debt Issuance Date, whichever occurs first, all Loans shall be Base Rate Loans and the Applicable Margin shall be 1.5% per annum.

        Section 2.10(b) the Credit Agreement (relating to commitment fees) is amended by substituting “Total Revolving Commitment” for “Total Commitment” wherever such term appears.

        Section 2.12 of the Credit Agreement (relating to payment) is amended by adding subsection (d) as follows:

       (d)  All prepayments of the Term Loans shall be applied to installments thereof in the inverse order of maturity, provided that principal payments on the Term Loans made up to 45 days before the date due (and not in excess of the amount due on such date) shall be applied in the successive order of maturity.

       Section 2.15 of the Credit Agreement (relating to increase in Commitments) is hereby deleted.

       Section 7.1 of the Credit Agreement is amended by adding subsection (c) thereto as follows:

        (c)   until the EBITDA Compliance Date or the Subordinated Debt Issuance Date, whichever occurs first, no later than 45 days after the end of each calendar month (except for the month ending in December for which the time period shall be 60 days) (commencing with the calendar month ended January 31, 2002), a copy of the unaudited consolidated balance sheets of the Company and its Subsidiaries as of the end of such month and the related consolidated statements of income, shareholders’ equity and cash flows for the period commencing on the first day and ending on the last day of such month, and certified by a Responsible Officer as fairly presenting, in accordance with GAAP (subject to ordinary, good faith year-end audit adjustments and the absence of complete footnotes), the financial position and the results of operations of the Company and its Subsidiaries.

       Section 7.2(a) of the Credit Agreement (relating to reporting requirements) is hereby amended to read in its entirety as follows:

(a) concurrently with the delivery of the financial statements referred to in subsections 7.1(a), (b) and (c), a Compliance Certificate executed by a Responsible Officer;

        Section 8.5 of the Credit Agreement (relating to Indebtedness) is hereby amended by adding subsection 8.5(h) as follows:

        (h)   Subordinated Debt, provided that the aggregate principal amount thereof (exclusive of so called PIK notes evidencing the obligation of the Company to pay accrued interest) shall not exceed $20,000,000.

       Section 8 of the Credit Agreement is further amended by adding Section 8.16 as follows:

       8.16  Minimum Receivables. The Company shall not permit the Effective Amount of the Revolving Loans plus the Effective Amount of the L/C Obligations to exceed an amount equal to 15% of the Consolidated Accounts Receivable.

        Section 9.1 of the Credit Agreement is hereby amended to read in its entirety as follows:

9.1 Minimum Adjusted EBITDA.

       (a)  Monthly EBITDA. Until the earlier to occur of (i) the EBITDA Compliance Date, or (ii) the Subordinated Debt Issuance Date, as evidenced by a Compliance Certificate delivered to the Agent, the Company shall not at any time permit the Consolidated Adjusted EBITDA for any month to be less than the amount set forth below for such month:

Month Ending	Minimum Monthly EBITDA
1/31/02	- 0 -
2/28/02	750,000
3/31/02	750,000
4/30/02	600,000
5/31/02	600,000
6/30/02	900,000
7/31/02 and thereafter	1,000,000

plus or minus, in each case (as applicable), the Adjusted Amount.

       (b)  Quarterly EBITDA. The Company shall not at any time permit the Consolidated Adjusted EBITDA for any fiscal quarter of the Company to be less than the amount set forth below for such quarter as follows:

Minimum Quarterly EBITDA
Quarter Ending	Before the Subordinated Debt Issuance Date	After the Subordinated Debt Issuance Date
12/31/01	$1,500,000	N/A
03/31/02	$2,000,000	$1,000,000
06/30/02	$3,300,000	$2,000,000
09/30/02	$4,500,000	$3,000,000
12/31/02	$4,500,000	$4,000,000
03/31/03 - 06/30/03	$4,500,000	$4,500,000
09/30/03 and thereafter	$5,000,000	$5,000,000

plus or minus, in each case (as applicable), the Adjusted Amount.

        For purposes hereof, the “Adjusted Amount” for any calculation period shall be equal to (a) for each Acquired Business, the Acquisition of which was consummated after December 31, 2001, 85% of the aggregate EBITDA of such Acquired Business for the 12 month period preceding the date of Acquisition multiplied by 0.25 (or multiplied by 0.08333 in the case of Section 9.1(a)), less (b) for each Disposed Business, the Disposition of which was consummated after December 31, 2001, 85% of the aggregate EBITDA of such Disposed Business for the 12 month period preceding the date of Disposition multiplied by 0.25 (or multiplied by 0.08333 in the case of Section 9.1(a)). To the extent that the amount in clause (a) exceeds the amount in clause (b), the Adjusted Amount shall be a positive amount. To the extent that the amount in clause (b) exceeds the amount in clause (a), the Adjusted Amount shall be a negative amount.

        Section 9.2 of the Credit Agreement is hereby amended to read in its entirety as follows:

        9.2   Leverage Ratio. The Company shall not at any time permit the Leverage Ratio for any period of four consecutive fiscal quarters of the Company ending during any period set forth below to be greater than the ratio set forth below for such period:

Period Ending	Prior to the Subordinated Debt Issuance Date	After the Subordinated Debt Issuance Date
12/31/01	2.00:1	2.00:1
03/31/02	2.00:1	2.00:1
06/30/02	2.25:1	2.75:1
09/30/02	2.25:1	2.75:1
12/31/02	1.75:1	2.50:1
03/31/03	1.50:1	2.25:1
06/30/03	1.50:1	2.25:1
09/30/03	1.25:1	2.00:1
12/31/03	1.25:1	2.00:1

        Section 9.3 of the Credit Agreement is hereby amended to read in its entirety as follows:

        9.3   Fixed Charge Coverage Ratio. Prior to the Subordinated Debt Issuance Date, the Company shall not at any time permit its Fixed Charge Coverage Ratio for any period of four consecutive fiscal quarters of the Company to be less than 1.20:1 for the period ending March 31, 2002, or 1.40:1.0 thereafter. After the Subordinated Debt Issuance Date and beginning with June 30, 2003, the Company shall not at any time permit its Fixed Charge Coverage Ratio for any period of four consecutive fiscal quarters to be less than 1.30:1.0.

       Section 9.4 of the Credit Agreement is hereby amended to read in its entirety as follows:

       Section 9.4  Capital Expenditures. With respect to any period after December 31, 2001, the Company shall not at any time permit its Consolidated Capital Expenditures to exceed $3,000,000 for any fiscal quarter or $9,000,000 for any fiscal year.

        Section 12.8 of the Credit Agreement is amended by adding thereto subsection (f) as follows:

        (f)   No Bank shall assign, or sell any participation in, any Loans or any Commitment unless such assignment or participation involves the same percentage assignment of or participation in all of the Revolving Loans, the Revolving Commitment, and the Term Loans of such Bank (e.g., an assignment by a Bank of Term Loans only, or of Revolving Loans only, is not permitted).

        The Credit Agreement is further amended so that Schedule 1 shall read in its entirety as set forth in Schedule 1 attached hereto.

        The Credit Agreement is further amended so that Schedule 2 to Exhibit C shall be replaced by a revised Schedule 2 which (a) shall reflect the provisions of Sections 9.1, 9.2, 9.3 and 9.4 as herein amended, and (b) shall be in form and substance satisfactory to the Agent.

SECTION 2

WAIVERS

        (a)  The Banks hereby waive any Default or Event of Default arising from noncompliance by the Company as of December 31, 2001 with the provisions of 9.3 (Fixed Charge Coverage Ratio) of the Credit Agreement as in effect before giving effect to this Amendment; it being understood that the foregoing waiver is specific in time and in intent and does not constitute, nor shall it be construed as, a waiver of any other right, power or privilege under the Credit Agreement, or under any agreement, contract, indenture, document or other instrument mentioned in the Credit Agreement; nor does the foregoing waiver preclude other or further exercise of any other right, power or privilege, nor shall the waiver of any right, power, privilege or default hereunder, or under any agreement, contract, indenture, document, or instrument mentioned in the Credit Agreement, constitute a waiver of any other default of any other term or provision.

        (b)   The Banks hereby waive any and all breakage fees pursuant to Section 4.4 of the Credit Agreement in connection with the conversion of the Loans to Base Rate Loans on the Second Amendment Closing Effective Date, it being understood that such waiver is limited to the conversion to Base Rate Loans on the Second Amendment Closing Date and shall not apply to any other event which gives rise to any amount owing under Section 4.4.

SECTION 3

REPRESENTATIONS AND WARRANTIES

        The Company represents and warrants to the Agent and the Banks as of the date hereof that:

        (a)   After giving effect to this Amendment, all representations and warranties contained in the Credit Agreement and the other Loan Documents are true and correct in all material respects on and as of the date hereof with the same effect as if made on the date hereof (except to the extent such representations and warranties expressly refer to an earlier date).

        (b)  After giving effect to this Amendment, no Default or Event of Default has occurred and is continuing or will result from this Amendment.

        (c)   The execution, delivery and performance by the Company of this Amendment have been duly authorized by all necessary corporate and other action and do not and will not require any registration with, consent or approval of, notice to or action by, any Person (including any Governmental Authority) in order to be effective and enforceable.

        (d)   The Credit Agreement as modified by this Amendment constitutes the legal, valid and binding obligation of the Company, enforceable against it in accordance with the Credit Agreement’s terms as modified by the terms of this Amendment, except as enforceability may be limited by applicable bankruptcy, insolvency, or similar laws affecting the enforcement of creditor’s rights generally or by equitable principles relating to enforceability.

SECTION 4

CONDITIONS AND EFFECTIVENESS

        This Amendment shall become effective as of January 31, 2002, subject, however, to the condition precedent that on or before February 12, 2002, the Agent shall have received all of the following in form and substance satisfactory to the Agent (the date on which all of such conditions are satisfied being herein called the “Second Amendment Closing Date”):

        (a)  counterparts of this Amendment (or an executed facsimile copy hereof), executed by the Company and the Required Banks (together with a duly executed Guarantor Acknowledgment and Consent);

       (b)   to the extent requested by a Bank, new Note(s) evidencing the Revolving Loans and Term Loans (the “New Notes”), it being understood that the New Note(s) issued to such Bank shall be in replacement of Note (the “Outstanding Note”) previously issued to such Bank;

       (c)   evidence of the payment to the Agent in immediately available funds of (i) an amendment fee for the account of each Bank for which the Agent shall have received on or before 5 p.m. (California time) on February 12, 2002, an executed counterpart (or executed facsimile) of this Amendment equal to 25 basis points times such Bank’s Pro Rata Share of the Total Commitment (i.e., $30,000,000), (ii) an arrangement fee for the account of the Agent equal to the arrangement fee set forth in a fee letter between the Company and the Agent, and (iii) all legal fees and expenses of the Agent to the extent theretofore invoiced;

       (d)  a certificate of the Secretary or the Assistant Secretary of the Company as to resolutions, and the signatures and incumbency of officers authorized to sign this Amendment;

       (e)  an opinion of Calfee, Halter & Griswold LLP, counsel to the Company, as to the due authorization, execution and delivery by the Company of this Amendment; and

       (f)   a certificate of a Responsible Officer of the Company to the effect that representations and warranties in Section 3 hereof are true and correct as of the Second Amendment Closing Date.

       On the Second Amendment Closing Date, (i) the portion of the Outstanding Loans of each Bank which does not exceed such Bank’s Pro Rata Share of $25,000,000 shall automatically convert to, and shall become, such Bank’s Term Loan, (ii) the balance of the Outstanding Loans of each Bank shall automatically constitute Revolving Loans under the Credit Agreement as hereby amended, and (iii) all Loans (whether Revolving Loans or Term Loans) shall automatically be converted into, and shall become, Base Rate Loans.

       After the Second Amendment Closing Date, each Bank to which New Notes shall have been issued shall return to the Company its Outstanding Note.

SECTION 5

GENERAL

       (a)   As hereby modified, the Credit Agreement and the other Loan Documents shall remain in full force and effect and are hereby ratified, approved and confirmed in all respects.

       (b)   The Company acknowledges and agrees that the execution and delivery by the Agent and the Banks of this Amendment shall not be deemed to create a course of dealing or otherwise obligate the Agent or the Banks to execute similar modifications under the same or similar circumstances in the future.

       (c)   Upon execution and delivery of this Amendment and the Guarantor Acknowledgement and Consent attached hereto, this Amendment shall be binding upon and shall inure to the benefit of the Company, the Agent and the Banks and their respective successors and assigns.

       (d)   The Company agrees to pay all fees and out-of-pocket costs and expenses of the Agent (including reasonable attorneys’ fees and expenses of counsel to the Agent) in connection with the preparation and execution of this Amendment.

       (e)   This Amendment (and the Guarantor Acknowledgement and Consent attached hereto) may be executed in any number of counterparts and by the different parties on separate counterparts, and each such counterpart shall be deemed to be an original, but all such counterparts shall together constitute but one and the same Amendment.

       Delivered at Chicago, Illinois, as of the date and year first above written.

[SIGNATURES ON THE FOLLOWING PAGE]

       IN WITNESS WHEREOF, the parties hereto have caused the execution and delivery hereof by their respective representatives thereunto duly authorized as of the day and year first above written.

NEW HORIZONS WORLDWIDE, INC.,
a Delaware corporation

By:    ______________________________
Print: ______________________________
Title: ______________________________

BANK OF AMERICA, N.A.,
as Agent

By:    ______________________________
Print: ______________________________
Title: ______________________________

BANK OF AMERICA, N.A., as
Issuing Bank

By:    ______________________________
Print: ______________________________
Title: ______________________________

BANK OF AMERICA, N.A., as a Bank

By:    ______________________________
Print: ______________________________
Title: ______________________________

Wells Fargo Bank, N.A., as a Bank

By:    ______________________________
Print: ______________________________
Title: ______________________________

Union Bank of California, N.A., as a Bank

By:    ______________________________
Print: ______________________________
Title: ______________________________

California Federal Bank, as a Bank

By:    ______________________________
Print: ______________________________
Title: ______________________________

Bank of the West, as a Bank

By:    ______________________________
Print: ______________________________
Title: ______________________________

Manufacturers Bank, as a Bank

By:    ______________________________
Print: ______________________________
Title: ______________________________

GUARANTOR ACKNOWLEDGMENT AND CONSENT

        The undersigned, each a guarantor or third party pledgor with respect to the Company’s obligations to the Agent and the Banks under the Credit Agreement, each hereby (i) acknowledges and consents to the execution, delivery and performance by the Company of the foregoing Second Amendment to the Credit Agreement to which this Guarantor Acknowledgement and Consent is attached (“Amendment”), and (ii) reaffirms and agrees that the respective guaranty, third party pledge or security agreement to which the undersigned is party and all other documents and agreements executed and delivered by the undersigned to the Agent and the Banks in connection with the Credit Agreement are in full force and effect, without defense, offset or counterclaim. Capitalized terms used herein have the meanings specified in the Amendment.

[SIGNATURES ON THE FOLLOWING PAGE]

        IN WITNESS WHEREOF, each of the undersigned guarantors have caused the execution and delivery of the Guarantor's Acknowledgment by their respective representatives thereunto duly authorized as of the day and year first above written.

New Horizons Education Corporation
New Horizons Computer Learning Center of Albuquerque, Inc.
New Horizons Computer Learning Center of Memphis, Inc.
New Horizons Computer Learning Center of Charlotte, Inc.
New Horizons Computer Learning Center of Santa Ana, Inc.
NHCLC of San Antonio, Inc.
Nova Vista, L.L.C.
New Horizons Computer Learning Center of Hartford, Inc.
New Horizons Computer Learning Center of Chicago, Inc.
New Horizons Computer Learning Center of Denver, Inc.
New Horizons Computer Learning Center of Nashville, Inc.
New Horizons Computer Learning Center of Sacramento, Inc.
New Horizons Computer Learning Center of Metropolitan New York
New Horizons Computer Learning Center of Cleveland Ltd., L.L.C.
New Horizons Computer Learning Centers EMEA, L.L.C.
New Horizons Computer Learning Centers APAC, L.L.C.
New Horizons Computer Learning Center of Indianapolis, Inc.
New Horizons Computer Learning Center of Indianapolis, LLC
New Horizons Computer Learning Centers, Inc.
New Horizons Computer Learning Center of Atlanta, Inc.

By:    ______________________________
Print: ______________________________
Title: ______________________________

SCHEDULE 1

COMMITMENTS
AND PRO RATA SHARES

Lender	Revolving Commitment	Term Commitment	Pro Rata Share
Bank of America, N.A.	$1,000,000.00	$ 5,000,000.00	20.000000%
Wells Fargo Bank, N.A.	$ 942,307.70	$ 4,711,538.50	18.846154%
Union Bank of California, N.A.	$ 942,307.70	$ 4,711,538.50	18.846154%
California Federal Bank	$ 769,230.75	$ 3,846,153.75	15.384615%
Bank of the West	$ 769,230.75	$ 3,846,153.75	15.384615%
Manufacturers Bank	$ 576,923.10	$ 2,884,615.50	11.538462%
Total	$5,000,000.00	$25,000,000.00	100.000000%